Exhibit 99.2

CONVENING NOTICE OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given to the shareholders of LuxExperience BV. (formerly known as MYT Netherlands Parent B.V.) (Company) by the board of managing directors of the Company (the Management Board) that the annual general meeting of shareholders of the Company (the AGM) is convened at 17:00 CET on Wednesday December 17, 2025, to be held at the offices of the Company, Einsteinring 9 85609, Aschheim, Federal Republic of Germany. The AGM shall be held in English.

The AGM is convened to discuss and decide on the following:

Agenda

1.	Opening

2.	Dutch statutory annual report for the financial year ended 30 June 2025 (FY 2025)

3.	Explanation of the dividend policy

4.	Proposal to adopt the Dutch statutory annual accounts for FY 2025*

5.	Discharge

5.1	Proposal to grant discharge to the members of the Management Board in respect of their duties performed during FY 2025*

5.2	Proposal to grant discharge to the members of the supervisory board of the Company (the Supervisory Board) in respect of their duties performed during FY 2025*

6.	Composition of the Supervisory Board:

6.1	Proposal to appoint Mr. Ernst Teunissen as member of the Supervisory Board*

6.2	Proposal for remuneration for Mr. Ernst Teunissen as member of the Supervisory Board*

7.	Proposal to appoint KPMG Accountants N.V. as external auditor for the financial years up to and including 30 June 2028*

8.	Proposal to adopt the amended and restated remuneration policy of the Company*

9.	Closing

Agenda items marked with an asterisk (*) are voting items.

The agenda with explanatory notes, the Dutch statutory annual report FY 2025, including the Dutch statutory financial statements for FY 2025 and auditor’s opinion, and further AGM documents are available on the Company’s corporate website LuxExperience B.V. - Governance - General Meeting.Hard copies of the AGM documents can be requested to be sent to you by sending an e-mail to agm@luxexperience.com. The AGM documents are also available for inspection at the offices of the Company (Einsteinring 9, Aschheim/Munich, Germany).

Registration

Shareholders who wish to attend the AGM, have to register for the AGM by December 15, 2025 at 18.00 CET at the latest, by sending an email to agm@luxexperience.com. for each shareholder concerned (or person entitled to vote) a statement that it wishes to register for the AGM including the number of shares notified for registration and held by the relevant shareholder. The shareholder will receive an email confirming its registration including the number of shares registered for the AGM.

Voting

Shareholders registered in the Company's register of shareholders may use the proxy from with voting instructions to vote without attending the AGM (form available free of charge on) LuxExperience B.V. - Governance - General Meeting.) The deadline for submitting a proxy form is December 15, 2025, 23.59 CET. It is not possible to vote (electronically) during the AGM.

Holders of American Depositary Shares

Holders of American Depositary Shares will receive a separate notice of the AGM through the Company’s depositary agent (Bank of New York). The option of attendance will not be available to holders of American Depositary Shares.

Aschheim/Munich, November 4, 2025

The Management Board

Contact details:

Einsteinring 9

5609 Aschheim/Munich Germany

agm@luxexperience.com